Exhibit 4.6
DESCRIPTION OF REGISTRANT’S SECURITIES
The following is a description of the Class 1 Common Stock, $0.0001 par value (“Common Stock”), of BTRS Holdings Inc. (the “Company,” “we,” “our,” or “us”). The following summary description is based on the provisions of our Second Amended and Restated Certificate of Incorporation (the “Charter”), our Amended and Restated Bylaws, (the “Bylaws”), and the applicable provisions of the Delaware General Corporation Law (the “DGCL”). This information may not be complete in all respects and is qualified entirely by reference to the provisions of our Charter, our Bylaws and the DGCL. Our Charter and our Bylaws are filed as exhibits to our Annual Report on Form 10-K to which this description is filed as Exhibit 4.6.
Common Stock
The Charter authorizes the issuance of 575,000,000 shares of capital stock, consisting of 538,000,000 shares of Common Stock, 27,000,000 shares of Class 2 Common Stock, $0.0001 par value, and 10,000,000 shares of undesignated preferred stock, $0.0001 par value. The outstanding shares of Common Stock and Class 2 Common Stock are duly authorized, validly issued, fully paid and non-assessable.
Voting Power
Holders of Common Stock are entitled to one vote per share on matters to be voted on by stockholders. Except as otherwise required by law or as otherwise provided in any certificate of designation for any series of preferred stock, the holders of Common Stock possess all voting power for the election of our directors and all other matters requiring stockholder action. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors.
Dividends
Holders of Common Stock will be entitled to receive such dividends, if any, as may be declared from time to time by the board of directors (the “Board”) of the Company in its discretion out of funds legally available therefor.
Liquidation, Dissolution and Winding Up
In the event of our voluntary or involuntary liquidation, dissolution, distribution of assets or winding-up, the holders of Common Stock will be entitled to receive an equal amount per share of all of our assets of whatever kind available for distribution to stockholders, after the rights of the holders of the preferred stock have been satisfied.
Preemptive or Other Rights
Our stockholders have no preemptive or other subscription rights and there is no sinking fund or redemption provisions applicable to the Common Stock. The rights, preferences and privileges of the holders of Common Stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.
Certain Anti-Takeover Effects of Delaware Law, the Charter and the Bylaws
Special Meetings of Stockholders
The Charter and Bylaws provide that special meetings of our stockholders may be called only by a majority vote of the Board, by the Chairman of the Board or by our chief executive officer.
Advance Notice Requirements for Stockholder Proposals and Director Nominations
Our Bylaws provide that stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders, must provide timely notice of their intent in writing. To be timely under our Bylaws, a stockholder’s notice will need to be received by the company secretary at our principal executive offices not later than the close of business on the 90th day nor earlier than the open of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting. Pursuant to Rule 14a-8 under the Securities Exchange Act, as amended (the “Exchange Act”), proposals seeking inclusion in our annual proxy statement must comply with the notice periods contained therein. Our Bylaws also specify certain requirements as to the form and content of a stockholders’ meeting. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders.
Authorized but Unissued Shares
Our authorized but unissued preferred stock is available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved Common Stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.
Section 203 of the Delaware General Corporation Law
We have not opted out of the provisions of Section 203 of the DGCL regulating corporate takeovers under the Charter. This statute prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with:
•a stockholder who owns 15% or more of our outstanding voting stock (otherwise known as an “interested stockholder”);
•an affiliate of an interested stockholder; or
•an associate of an interested stockholder, for three years following the date that the stockholder became an interested stockholder.
A “business combination” includes a merger or sale of more than 10% of our assets. However, the above provisions of Section 203 do not apply if:
•our Board approves the transaction that made the stockholder an “interested stockholder,” prior to the date of the transaction;
•after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, other than statutorily excluded shares of Common Stock and Class 2 Common Stock; or
•on or subsequent to the date of the transaction, such transaction is approved by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.
Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with us for a three-year period. This provision may encourage companies interested in acquiring us to negotiate in advance with the Board because the stockholder approval requirement would be avoided if the Board approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in the Board and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.
Dissenters’ Rights of Appraisal and Payment
Under the DGCL, with certain exceptions, our stockholders have appraisal rights in connection with a merger or consolidation of us. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.
Stockholders’ Derivative Actions
Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Exclusive Forum
The Charter provides that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware), to the fullest extent permitted by applicable law, will be the sole and exclusive forum for any stockholder (including any beneficial owner) to bring (a) any derivative claim or cause of action brought on our behalf; (b) any claim or cause of action for breach of a fiduciary duty owed by any of our current or former director, officer or other employee, or stockholder to us or our stockholders; (c) any claim or cause of action arising out of or pursuant to any provision of the DGCL, the Charter or the Bylaws (as each may be amended from time to time); (d) any claim or cause of action seeking to interpret, apply, enforce or determine the validity of the Charter or the Bylaws (as each may be amended from time to time, including any right, obligation, or remedy thereunder); (e) any claim or cause of action as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; and (f) any claim or cause of action, governed by the internal-affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court having personal jurisdiction over the indispensable parties named as defendants. The Charter also requires the federal district courts of the United States will be the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act and the Exchange Act. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, a court may determine that these provisions are unenforceable, and to the extent they are enforceable, the provisions may have the effect of discouraging lawsuits against our directors and officers, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder.
Transfer Agent and Registrar
The transfer agent and registrar for our Common Stock is Continental Stock Transfer & Trust Company at 1 State Street, 30th Floor, New York, NY 10004-1561.
Listing
Our Common Stock is listed on the Nasdaq Global Select Market under the symbol “BTRS.”